SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 20 April 2005

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra updates shareholders on future changes to accounts

REACH Operating Model

Broadband Milestone for BigPond

Telstra Corporation Limited 04/05 Third Quarter Market Update

Media Release

6 April 2005	131 / 2005

Telstra updates shareholders on future changes to accounts

Telstra today undertook a shareholder education initiative to raise awareness of future changes and impacts on Telstra’s financial statements as a result of the move to the Australian equivalents of International Financial Reporting Standards (A-IFRS) from 01 July 2005.

Speaking at a financial market and media briefing Telstra Chief Financial Officer, Mr John Stanhope, said the briefing would reduce confusion by clearly distinguishing between A-IFRS-related changes in reported financial results and those that arise from changes in the underlying business.

“A-IFRS will not significantly affect net cash flow, our ability to borrow funds, or our dividends capacity. There will be no change to our previous commitments and no change to returns to shareholders,” Mr Stanhope said.

“While earnings may be more volatile through the application of the new standards, net cash flow would be unaffected.”

In February 2003 Telstra established a project team led by Telstra’s Director, Business and Finance Services, Mr Geoff Nicholson, to manage the convergence to A-IFRS and Telstra’s first set of A-IFRS financial statements for the half year ended 31 December 2005.

Mr Stanhope said the project schedule was on track and had identified significant changes in policy across: share-based payment (AASB 2); business combinations (AASB 3); income taxes (AASB 112); employee benefits (AASB 119); borrowing costs (AASB 123); impairment of assets (AASB 136); and, financial instruments (AASB 132 and 139).

As part of the move to raise awareness of A-IFRS Telstra had included the known estimable transition impacts of adopting A-IFRS in Note 1 to the 31 December 2004 half-year financial statements. This note discussed in detail each adjustment that is likely to be made and whether it was a mandatory adjustment, or an election made under the standards. The Company has estimated a net reduction to retained earnings of $907 million if the transition date is 1 July 2003 or $852 million if the date is 1 July 2004.

This net reduction to retained earnings is to adjust the financial statements to reflect the position had Telstra always been applying A-IFRS. Telstra provided the impact at both dates to comply with US Securities and Exchange Commission requirements to provide two years of comparative information. The SEC has proposed relief from this requirement for foreign registered companies, however a final ruling has yet to be released.

Telstra Corporation Limited
ABN 33 051 775 556

There are also some technical aspects of the income taxes standard that are the subject of further clarification as to how they will apply to Telstra. These matters have been referred to the Australian Accounting Standards Board (AASB) and the International Interpretations body for consideration. Finalisation of these matters could give rise to further transitional adjustments.

To provide an indication of the ongoing impact of A-IFRS on Telstra’s results, the 31 December 2004 half-year Income Statement has been restated to take account of the known A-IFRS changes. At this stage the main effects on the 31 December 2004 half year Income Statement is to increase net profit attributable to shareholders by $54 million.

This excludes any potential impact of the financial instruments standard, which will be applied from 1 July 2005. The main contributors to the increase in net profit under A-IFRS were:

▪	Lower EBITDA attributable to an increase in total expenses due mainly to additional labour expense from the recognition of Telstra’s defined benefit schemes, partially offset by the benefit arising from the change in treatment for share-based payments;

▪	Lower depreciation expense due to Telstra’s election to cease capitalising interest on capital projects. Amortisation is also reduced due to the cessation of amortisation of goodwill under A-IFRS;

▪	Higher EBIT due to the benefit arising from depreciation and amortisation, which exceeds the additional expenses referred to above;

▪	Interest costs increase due to the cessation of capitalising interest; and

▪	Income tax expense decreases mainly due to the change in income tax methodology to the balance sheet approach. In addition, the cessation of goodwill amortisation, which is not subject to tax, has a favourable impact on tax expense.

These factors all contribute to an improvement in net profit after tax under A-IFRS for the half-year ended 31 December 2004.

The main impact of the new accounting standards on the Balance Sheet is a reduction in net assets mainly reflecting the transitional adjustments. The adjustments will be:

▪	Reduction in property, plant and equipment balance due to Telstra electing to expense borrowing costs as incurred, rather than capitalising a portion to capital projects to be included in depreciation in future periods. Due to this election, it is necessary to reverse previously capitalised borrowing costs still to be amortised on adoption of A-IFRS;

▪	An additional asset is to be recognised for the net asset position of the defined benefit schemes;

▪	Reinstatement of equity accounting against the capacity prepayment asset, which is deemed to be an extension of an investment under A-IFRS. The increase in the deemed investment balance is, however, absorbed by the carried forward losses not previously recognised. This reduces the capacity prepayment balance to nil as part of the transition to A-IFRS;

Telstra Corporation Limited
ABN 33 051 775 556

▪	A reduction in goodwill to reflect the adoption of an option to reset overseas goodwill balances, related to foreign controlled entities, from being denominated in Australian dollars to the applicable foreign currency at the original date of acquisition;

▪	Additional deferred tax liabilities due to the tax effect of other A-IFRS standards, and the change in method of accounting for income taxes from an income statement approach to a balance sheet approach, resulting in items not previously required to be recognised now being booked; and

▪	Reduction in receivables and share capital for the consolidation of the employee share plan trusts and the treatment of employee share loans as options. Companies that have established employee benefit trusts must determine whether they control these entities. Under Australian Generally Accepted Accounting Principles (AGAAP) Telstra does not have control, however under A-IFRS it is considered to have control and hence must consolidate these entities.

On the Statement of Cash Flows there is a minor impact as most of the changes brought about by the move to A-IFRS do not have any cash implications. Free cash flows increase mainly due to borrowing costs being reclassified from operating to financing activities, and bills of exchange being reclassified from financing to investing activities.

The information contained above should be considered as preliminary and remains subject to change. This information has been calculated based on A-IFRS standards and currently available interpretations as at 1 March 2005. Telstra’s external auditors have reviewed the transitional adjustments included in the half-year financial report. The restated information for the six months to 31 December 2004 is unaudited.

Telstra Media Contact
Kerrina Lawrence
Telephone: 03 9634 5611
Mobile: 0419 352 313

(The slide pack that accompanied the media/analyst briefing can be located at http://www.telstra.com.au/communications/calendar/calendarevent.cfm?ObjectID=821

Telstra’s national media inquiry line is 131639 and the Telstra Corporate Communications Centre is located at: www.telstra.com.au/communications/media/index

Telstra Corporation Limited
ABN 33 051 775 556

Telstra Corporation Limited
Transition to A-IFRS
John Stanhope
Chief Financial Officer

Cautionary statement
___The figures presented today are our current best estimate of the consequences for Telstra of adopting A-IFRS – accordingly, they remain subject to change
___All amounts are preliminary and unaudited, but reflect the work-in-progress of our IFRS project team, and are based on A-IFRS standards and interpretation as at 1 March 2005
___All forward looking statements represent our best estimate to date and should not be relied upon as a final or exhaustive statement of all possible effects of A-IFRS when ultimately adopted in FY06
___Forward looking statements are inherently uncertain as they are based upon current assumptions, expectations, understandings, analysis and forecasts that may not turn out to be correct
· The forward looking statements contained in this document speak only as of the date of this presentation. Telstra does not undertake to update any forward looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
___Our estimates do not include the effect or likely effect of future transactions or new ventures/acquisitions on financial statements — they are based on events up to 30 November 2004.
___The company, through Investor Relations, will be happy to discuss with you the information included in this presentation, however we will not be able to provide any further estimates of the future impact of adopting A-IFRS at this time
___The transition date cannot be finalised until the final SEC ruling is released

          Agenda ___Key messages ___A-IFRS implementation timeline ___Financial impacts and significant changes in policy ___Sensitivities ___Summary ___Questions Page 3

A-IFRS at Telstra – key messages
___No impact on Telstra’s strategy and business performance:
___Management decisions are not affected by A-IFRS
___Telstra’s operations are not impacted
___Under A-IFRS there is likely to be increased volatility in earnings
___A-IFRS will not significantly affect net cash flow, ability to borrow funds, or dividends capacity
___No change to commitments ___No change to returns to shareholders
Focus on free cash flows and shareholder returns is not compromised

A-IFRS implementation timeline
___Formal IFRS project team to manage convergence to A-IFRS
___Our first set of A-IFRS financial statements will be for the half-year ended 31 December 2005, and for the financial year ended 30 June 2006
A-IFRS – Half A-IFRS – Full Telstra to start year year recording A-IFRS Offline model developed, and Final reporting to reporting to transactions narrative assessment of key Transitional transitional include 1 year include 1 or 2 offline (if SEC impacts and project status impacts impacts of years of relief is not used) disclosed reported reported comparatives comparatives
Jul 1 July 31 Dec 30 June 31 Dec 30 June 31 Dec 30 June 02
03 03 04 04 05 05 06
Project on schedule to meet implementation milestones

The move to A-IFRS
___A-IFRS is not optional, has the force of law, and Telstra is required to apply it from 1 July 2005
___There are two components to the move:
___Transitional adjustment
___The effect of adjusting the existing AGAAP numbers to reflect the position as if A-IFRS had always been applied
___Comprised of both mandatory adjustments and optional elections
___Ongoing impact – the effect on operating profit each period from applying the new rules
A-IFRS must be applied by Telstra from 1 July 2005

Key transition impacts ___Known estimable impacts reported in 31 December 2004 half-year financial statements ___No change to these estimated impacts to date Transition date 1 July 2003 1 July 2004 $ million $ million (unaudited) (unaudited) AGAAP total equity 15,422 15,361 Total reduction in equity (907) (852) A-IFRS total equity 14,515 14,509 Major components — increase/(decrease) in equity: Consolidation of TESOP and Growthshare Trusts (319) (291) Share based remuneration 34 55 Carrying value differences from the tax base (193) (184) Defined benefit pension assets 186 400 Retranslation of the overseas goodwill balances * (285) (302) Expensing of borrowing costs previously capitalised * (331) (322) Equity accounting of capacity prepayment for Reach Ltd 1 (208) * Optional adjustments under A-IFRS Transition date to be determined based on SEC ruling Page 7

Ongoing impact — financial highlights Six months to 31 December 2004 Increase/(decrease) AGAAP A-IFRS 31 December 2004 $ million $ million $ million (unaudited) (unaudited) (unaudited) Income statement Sales Revenue 11,275 11,275 - Total income 11,382 11,360 (22) Total expenses 5,845 5,871 26 EBITDA 5,537 5,489 (48) Depreciation and amortisation 1,850 1,733 (117) EBIT 3,687 3,756 69 Net finance costs 371 424 53 NPAT 2,337 2,391 54 Earnings per share Basic 18.6 19.1 0.5 Diluted 18.6 19.0 0.4 Dividend payout ratio 74.5% 72.9% -1.6% Net assets 15,254 14,508 (746) Net debt 11,972 11,967 (5) Net cash flow 420 422 2 Free cash flow 1,609 1,976 367 The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005. Each of the above items is addressed in more detail in the following pages and the Appendix. Earnings may be more volatile, but net cash flow not affected Page 8

Significant changes in policy ___Telstra’s high impact areas on convergence: ___Share-based payment ___Business combinations ___Income taxes ___Employee benefits ___Borrowing costs ___Impairment of assets ___Financial instruments Page 9

AASB 2 “Share-Based Payment” ___Cease recording an expense when funding provided to the trust to purchase Telstra shares that underpin certain equity instruments issued ___Recognise expense for all share-based remuneration, determined with reference to the fair value of the equity instruments issued after 7 November 2002 ___Charged to the income statement over the relevant vesting periods, and is adjusted to reflect the expected level of vesting. Under existing requirements, the entire expense is recognised immediately for each issue 31/12/2004 P&L restatement $m (unaudited) Benefit of recognising expense over vesting period 13 Consolidation of Growthshare Trust (1) Profit improvement after tax 12 Page 10

AASB 3 “Business Combinations”
___Elimination of goodwill amortisation will reduce expenses and increase earnings
___Impairment testing on goodwill to be performed at each reporting date.
Recognise impairment charge immediately in income statement if it occurs
___Deferred tax balances are to be recognised as part of acquisitions, which will result in higher goodwill balances
31/12/2004 P&L restatement
$m (unaudited)
Benefit of ceasing amortisation — controlled entities 72 Benefit of ceasing amortisation — joint ventures and associates 1 Profit improvement after tax 73

AASB 112 “Income Taxes”
___Income tax on the profit for the year comprises current and deferred taxes.
___Tax expense is generally recognised in the income statement, except:
___items recognised directly in equity, tax is in equity ___business combinations, tax is in goodwill
___Generally recognise deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. This means that tax expense will be different under A-IFRS.
___The test for the recognition of tax losses has changed from virtual certainty to a test of probability 31/12/2004
P&L restatement $m (unaudited)
Income tax benefit 13 Profit improvement after tax 13

AASB 119 “Employee Benefits”
___An expense will be recognised when the service cost exceeds expected asset return
___The service components of the superannuation costs will be an additional expense recognised in the income statement. This expense will occur irrespective of whether cash contributions are being made to the fund
___There are options for recognising actuarial gains/losses — we have elected to recognise actuarial gains/losses directly in retained profits. This will result in future volatility in equity
___A portion of the defined benefit scheme expense will be recognised in PP&E balances
31/1
2/2004 P&L restatement $m (unaudited)
Labour (expense) (incl. the effects of contribution taxes) (86) Income tax benefit 24 Profit reduction after tax (62)
Balance sheet
Retained earnings (actuarial gains, incl. the effects of contribution taxes) 90 Income tax movement in retained earnings (debit)/credit (23)
Net increase in retained earnings 67 Page 13

AASB 123 “Borrowing Costs” ___Borrowing costs will be included in interest expense as incurred, rather than capitalised and included in depreciation in future periods. This results in a timing difference in recognition in the income statement 31/12/2004 P&L restatement $m (unaudited) Benefit of ceasing depreciation 45 Borrowing (cost) (48) Income tax benefit 1 Profit reduction after tax (2) Page 14

AASB 136 “Impairment of Assets”
___Property, plant and equipment, goodwill, intangibles etc will be reviewed at each reporting date to determine whether there are indications of impairment. If indications exist, the asset is tested for impairment by comparing recoverable amount to its carrying value
___Telstra’s Australian telecommunications operations will continue to be assessed as a single cash generating unit (“CGU”)
___Each controlled entity, joint venture and associate has been assessed, and generally each entity will have at least one separate CGU
___Telstra has previously chosen to assess the recoverable amount on a discounted basis, and this approach is required by the new standard
___Potential for increased volatility in earnings through the income statement if the impairment test is not met in the future
Page
15

AASB 132 and AASB 139 Financial Instruments -Recognition and Disclosure
___Application of AASB 132/139 is required to be applied prospectively from 1 July 2005, and comparative information does not need to be restated
___No change to Telstra’s business and risk management objectives and policies
___The mixed measurement model (some items at fair value, others at cost or amortised cost) and the hedge accounting requirements makes AASB 139 a complicated standard to apply
___The major impact to Telstra of adopting AASB 139 relates to hedging activities
___Entering into derivatives contracts to manage interest rate and foreign currency risk introduces profit volatility
___There is an accounting impact on Telstra’s profit and net asset position from the re-measurement of financial assets and financial liabilities and the application of hedge accounting

AASB 132 and AASB 139 Financial Instruments – Areas that will Create Volatility Changes in the measurement basis of the following financial instruments will create volatility in profit and/or equity: Available-for-sale Measurement Impact Key Variables that financial assets basis - Equity (if impaired profit affect value - eg listed securities — fair value impact) — changes in quoted market price Derivatives in hedge Measurement Impact Key Variables that relationship basis - Profit or equity depending on affect value - eg cross currency swaps, — fair value hedge relationship (cash flow, — changes in interest rates; interest rate swaps, forward FX fair value, net foreign — changes in foreign contracts investment) and whether exchange rates hedge criteria are satisfied. Hedged items in fair value Measurement Measurement basis Key Variables that hedge basis - profit affect value - foreign currency borrowings — fair value to the — changes in interest rates; extent of the risk being — changes in foreign hedged exchange rates Page 17

AASB 132 and AASB 139 Financial Instruments -Hedging Overview
Fair value hedges Cash flow hedges Net investment in
foreign entities Used for: ___Foreign exchange ___In conjunction with fair ___Hedge against and interest rate risk value hedges exposure to foreign on foreign borrowings currency risk
___Foreign exchange risk on foreign borrowings and purchases
Profit ___Revaluation to fair ___Hedge ineffectiveness ___Hedge value of foreign ineffectiveness impact: ___Transfer made from
borrowing and derivative
equity to profit in same
___Movement in derivative
period as underlying
not offset by movement
hedged item affects profit
in borrowing ___Hedge ineffectiveness Direct ___None ___Revaluation to fair value ___Gains/losses on of derivative to extent translation and equity derivative are effective impact: recognised in FCTR

Sensitivities – Potential Financial Instruments Ongoing Impact
___The Financial Instruments Standards are applicable to Telstra from 1 July 2005. The potential impact on the income statement and balance sheet is
6 mths to
summarised below: What if analysis
31/12/04
Adverse proportional movement of 10% across risk Double margin categories [10% — all other decrease in FX; 10% variables increase in interest Actual constant rates] IMPACT ON PROFIT — ASSUMING 1/7/04 TRANSITION TO AASB 139 $m $m $m Revaluation of borrowings and derivatives to fair value — net of tax 13 (20) 25 Excluded component of hedges of net investments in foreign entities - net of tax 5 5 5
Total profit reduction/(improvement) 18 (15) 30
IMPACT ON EQUITY — RESERVES — ASSUMING 1/7/04 TRANSITION TO AASB 139 Cash flow hedging instruments
- balance 1 July 2004 — net of tax (121) (121) (121) — net movement — net of tax (22) (2) 36
- sub-total cash flow hedge reserve — net of tax (143) (123) (85) FCTR — Net investments in foreign entities - transfer from equity — excluded component — net of tax (5) (5) (5) Available-for-sale financial assets
- balance 1 July 2004 (39) (39) (39) — net movement — net of tax 1 1 1
- sub-total available-for-sale — net of tax (38) (38) (38) Total equity — reserves — reduction/(improvement) — net of tax (186) (166) (128)
IMPACT ON NET DEBT — ADJUSTMENT TO AGAAP NET DEBT
Revaluation of derivatives and borrowings — net decrease in net debt 52 230 740

‘
Sensitivities – Potential Impacts
___An expense will be recognised under AASB 119 for defined benefit schemes irrespective of whether cash contributions are being made
___Net pension cost for the six months to 31 December 2004 recognised in the A-IFRS income statement was $86 million
___A 1% movement in the discount rate would have changed the half-year income statement by $21 million
___A 1% movement in the return on assets would have changed the half-year income statement by $23 million
___Effect of change in exchange rates on the foreign currency translation reserve due to reflecting goodwill and fair value adjustments in foreign currencies in accordance with AASB 121
___Impact on the balance sheet of a 10% increase in exchange rates is to decrease FCTR by $193 million
___Impact on the balance sheet of a 10% decrease in exchange rates is to increase FCTR by $236 million

Overview of ongoing impact
___Sales revenue – no change, underlying business not impacted
___Operating expenses – additional labour expense due to the impact of defined benefit schemes, partially offset by the reclassification of the book value on non-current assets disposed to Other Income
___EBITDA – lower due to additional labour expense
___Depreciation – reduced charge due to reversal of previously capitalised interest
___Amortisation — reduced charge due to cessation of amortisation of goodwill
___EBIT – an improvement as the benefit arising from depreciation and amortisation exceeds the additional expenses
___Interest — increased charge due to cessation of capitalising interest
___After application of AASB 139 Financial Instruments — increased charge due to inclusion of hedging impacts
___Income Tax – reduced due to increased expenses ___Net cash flows – minor change only
___Free cash flows – increased mainly due to borrowing costs and bills of exchange being reclassified between operating, investing and financing activities
___Net debt – minor change only
___After application of AASB 139 Financial Instruments — revaluation due to inclusion of hedging impacts
Strategy and underlying business operations not impacted

Target financial parameters
Six months to 31 Increase/ December 2004 (decrease) AGAAP A-IFRS 31 Dec. 2004 Target (unaudited) (unaudited) (unaudited)
Payout ratio (ordinary dividends declared) 80% 74.5% 72.9% -1.6% Gearing — Net Debt 45-55% 44.0% 45.2% 1.2% Interest Cover — EBITDA/ Greater Net Interest Expense than 8 13.2 12.9 (0.3) Debt Servicing — Net 1.3 — 1.7 Debt/ EBITDA times 1.1 1.1 0.0
The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005.
Debt coverage ratios not materially impacted

A-IFRS at Telstra – key messages
___No impact on Telstra’s strategy and business performance:
___Management decisions are not affected by A-IFRS
___Telstra’s operations are not impacted
___Under A-IFRS there is likely to be increased volatility in earnings
___A-IFRS will not significantly affect net cash flow, ability to borrow funds, or dividends capacity
___No change to commitments ___No change to returns to shareholders
Focus on free cash flows and shareholder returns is not compromised

Appendix

Restated Income Statement

Telstra

	Six months to 31 December 2004				
		Increase/(decrease)			
	AGAAP $ million (unaudited)	Presentation adjustments $ million (unaudited)	Accounting adjustments $ million (unaudited)	Total A-IFRS adjustments $ million (unaudited)	A-IFRS $ million (unaudited)
Income					
Revenue (excluding interest revenue)	11,382	(96)	-	(96)	11,286
Other income	-	74	-	74	74
	11,382	(22)	-	(22)	11,360
Expenses				-	
Labour	1,812	-	73	73	1,885
Goods and services purchased	2,124	-	-	-	2,124
Other expenses	1,909	(22)	(24)	(46)	1,863
	5,845	(22)	49	27	5,872
Net losses from joint ventures and associates	-	-	(1)	(1)	(1)
	5,845	(22)	48	26	5,871
EBITDA	5,537	-	(48)	(48)	5,489
Depreciation and amortisation	1,850	-	(117)	(117)	1,733
EBIT	3,687	-	69	69	3,756
Interest revenue	35	-	(1)	(1)	34
Finance Costs	406	-	52	52	458
Net finance costs	371	-	53	53	424
Profit before Income Tax Expense	3,316	-	16	16	3,332
Income tax expense	979	-	(38)	(38)	941
Net Profit	2,337	-	54	54	2,391
Minority interest in net loss	-	-	-	-	-
Net profit available to Telstra Entity s/holders	2,337	-	54	54	2,391

The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005.

Page 25

Income Six months to 31 December 2004 $ million $ million $ million $ million (unaudited) (unaudited) (unaudited) (unaudited) Sales Other Other Total
Revenue Revenue Income Income AGAAP revenue 11,275 107 — 11,382 A-IFRS adjustments — Improvement/(reduction) Presentation AASB 116 — Proceeds on sale of non-current assets — (29) 29 - AASB 116 — Book value of non-current assets disposed — — (22) (22) AASB 118 — Reclassification — (67) 67 - — (96) 74 (22) Accounting No impact — — — - A-IFRS income 11,275 11 74 11,360 Page 26

Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)
Six months to
31 December 2004 $ million (unaudited)
AGAAP earnings before interest, tax, depreciation and amortisation 5,537 A-IFRS adjustments — Improvement/(reduction) Presentation Income adjustments (22) AASB 116 — Book value of non-current assets disposed 22 -
Accounting
Income adjustments -AASB 2 — Recognition of expense for share-based payments (6) AASB 2 — Reversal of expense under AGAAP for share-based payments 19 AASB 3 — Reversal of goodwill amortisation for joint ventures and associates 1 AASB 119 — Defined benefit cost — TSS and HKCSL (86) AASB 128 — Other capacity prepayment adjustments 24
(48)
A-IFRS earnings before interest, tax, depreciation and amortisation 5,489
The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005. Page 27

Earnings Before Interest and Tax (EBIT)
Six months to
31 December 2004 $ million (unaudited)
AGAAP earnings before interest and tax 3,687 A-IFRS adjustments — Improvement/(reduction) Presentation EBITDA adjustments -
-
Accounting
EBITDA adjustments (48) AASB 3 — Reversal of goodwill amortisation for controlled entities 72 AASB 123 — Decrease in depreciation from no longer capitalising interest 45 69
A-IFRS earnings before interest and tax 3,756
The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005.

Net Profit After Tax (NPAT) Six months to 31 December 2004
$ million (unaudited) AGAAP net profit after tax available to Telstra entity shareholders 2,337
A-IFRS adjustments — Improvement/(reduction)
Presentation EBIT adjustments -
- Accounting EBIT adjustments 69
AASB 2 — Elimination of interest revenue from Growthshare Trust (1)
AASB 112 — Movement in additional deferred tax balances 13
AASB 116 — Different discount rate for deferred consideration on acquisition of assets (4)
AASB 119 — Tax effect of defined benefit cost 24
AASB 123 — Increase in finance costs from no longer capitalising interest (48)
AASB 123 — Tax effect adjustment of no longer capitalising interest 1
54
A-IFRS net profit after tax available to Telstra entity shareholders 2,391
The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005. Page 29

Earnings per Share
Six months to 31 December Basic Diluted cents cents (unaudited) (unaudited)
AGAAP earnings per share 18.6 18.6
A-IFRS adjustments — Improvement/(reduction)
NPAT adjustments 0.4 0.4 AASB 2 — Weighted average number of shares held by Growthshare Trust and under TESOP loans
0.1 0.1 AASB 2 — Shares assumed to be issued for no consideration — (0.1)
A-IFRS earnings per share 19.1 19.0
The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005.

Restated Balance Sheet Six months to 31 December 2004 Increase/(decrease) Presentation Accounting Total A-IFRS AGAAP adjustments adjustments adjustments A-IFRS $ million $ million $ million $ million $ million (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) Current assets 6,070 (537) 5 (532) 5,538 Non current assets 30,418 371 (382) (11) 30,407 Total assets 36,488 (166) (377) (543) 35,945 Current liabilities 7,868 — (13) (13) 7,855 Non current liabilities 13,366 — 216 216 13,582 Total liabilities 21,234 — 203 203 21,437 Net assets 15,254 (166) (580) (746) 14,508 Equity Share capital 5,793 (166) (103) (269) 5,524 Reserves (160) — 94 94 (66) Retained earnings 9,619 — (571) (571) 9,048 Equity available to Telstra Entity shareholders 15,252 (166) (580) (746) 14,506 Minority interest 2 — — — 2 Total shareholders’ equity 15,254 (166) (580) (746) 14,508 The above assumes a 1 July 2003 transition date, and excludes the impact of AASB 132/139 Financial Instruments. A 1 July 2004 transition date would result in some differences to those noted above.

Net Debt Six months to 31 ___Net debt is defined as December 2004 total current and non $ million current borrowings (unaudited) less liquid interest- bearing assets AGAAP net debt 11,972 ___From 1 July 2005, A-IFRS adjustments — Increase/(decrease) AASB 139 will impact Presentation on net debt as the fair No impact value hedge — component of Accounting borrowings will be AASB 2 — Cash held by Growthshare Trust (5) recognised at fair (5) value, rather than translated spot value
A-IFRS net debt 11,967 The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005. Page 32

Restated Cash Flow Statement Six months to 31 December 2004 Improvement/(reduction) Presentation Accounting Total A-IFRS AGAAP adjustments adjustments adjustments A-IFRS $ million $ million $ million $ million $ million (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) Cash flows from operating activities 3,993 401 (1) 400 4,393 Cash flows from investing activities (2,384) (33) — (33) (2,417) Free cash flow 1,609 368 (1) 367 1,976 Cash flows from financing activities (1,189) (368) 3 (365) (1,554) Net increase/(decrease) in cash 420 — 2 2 422 Foreign currency conversion (5) — — — (5) Cash at the beginning of the period 687 — 3 3 690 Cash at the end of the period 1,102 — 5 5 1,107 The impact of AASB 132/139 Financial Instruments has been excluded from this analysis due to the relevant transition date being 1 July 2005. ___Free cash flow change reflects the movement of interest paid from operating to financing activities, and bills of exchange from financing to investing activities Page 33

Hedging of interest rate risk
Under current AGAAP – portfolio hedging in place to achieve fixed float ratio
+ Domestic borrowings NET
AUD
+ Foreign Currency borrowings DEBT
Int
erest
+/-Cross Currency Swaps Fixed Rate -Cash / Short Term Investments Floating Swap = NET DEBT Profile Portfolio per target

Hedging of interest rate risk
Under AASB 139 – no portfolio hedge, individual hedging relationships are established
= Underlying Debt + Domestic borrowings + Domestic borrowings + AUD interest rate swap = Debt with Fixed Float ratio +Foreign Currency borrowings =
Underlying Debt
+/-Cross Currency Swaps Fair Value hedge relationships
+ Foreign Currency borrowings +/- Cross Currency Swaps + AUD interest rate swap = Debt with Fixed Float ratio
Cash Flow hedge relationships
-Cash / Short Term Investments = NET DEBT

Borrowings denominated in foreign currency (not translation hedges)
Objective: Obtain the best AUD funding with desired fixed:float ratio outcome Often borrowings sourced from overseas markets give the best result (pricing, maturity)
Eg. EUR long term borrowing – pay fixed EUR hedged to pay fixed / pay float AUD
1 2 3 EUR borrowing EUR Interest Rate Swap EUR/AUD Cross Currency Swap
Pay fixed EUR Rec fixed EUR/Pay float EUR Rec float EUR/Pay float AUD (underlying exposure) (derivative) (derivative)
Interest Rate Management Par
tially hedged to fixed
4
· All derivatives (2, 3 & 4) are recorded at Fair Value
· Portion of 1, 2 & 3 will be designated in a Fair Value (FV) hedge AUD Interest Rate Swap
• Remaining portion of 1, 2 & 3 and all of 4 will be designated in a Cash Flow (CF) hedge
Rec float AU
D/Pay fixed AUD
· In a FV hedge, all instruments will be recorded at FV and impact taken to P/L
· In a CF hedge, 1 is valued at cost, 2-4 will be recorded in OCI with any “ineffectiveness” (derivative) taken to P/L

18 April 2005	147 / 2004

REACH Operating Model

Following REACH’s 10 January 2005 announcement on data capacity and third party business, Telstra today announced further REACH operational model improvements.

These improvements include:

•	Dedicated components of REACH’s international cable capacity have been allocated to Telstra and PCCW.

•	Telstra and PCCW will each pay REACH US$157 million (in Telstra’s case settled by way of a discharge of REACH’s liabilities under the Capacity Prepayment Agreement). Telstra and PCCW have also each committed to funding a half share of REACH’s committed capital expenditure (up to 2022) being about US$106 million each.

•	REACH will manage allocated capacity on behalf of Telstra and PCCW and provide Telstra and PCCW with outsourced and other services including data and voice.

•	Telstra and PCCW will each pay REACH an outsourcing fee on a cost-plus mark up basis. Satellite services will be purchased at market rates.

•	REACH will continue its profitable third party voice and satellite business.

•	Telstra may fund and acquire further required cable capacity for management by REACH as part of the outsourcing arrangements.

REACH will retain the right to drawdown on its $US50 million shareholder working capital facility of June 2004.

Telstra’s Chief Financial Officer, John Stanhope said, “This is a logical conclusion of our quest for improved operational and financial efficiencies in REACH.

“This model is advantageous as it allows the shareholders to own and use allocated capacity in a cost effective manner through REACH exploiting economies of scale.

“It incents the shareholders to maximise the economies of scale through outsourcing services to REACH. REACH has further scope to reduce the shareholder outsourcing fees by continuing to actively and profitably sell voice and satellite services to third party customers.

“By outsourcing the management of capacity to REACH, the shareholders have created a model that could be replicated in the industry,” he said.

Telstra Media Contact
Graeme Salt
Tel: 61 2 9298 5256
Mbl: 0417 653 862

Telstra’s national media inquiry line is 13 1639 and the Telstra Corporate Communications
Centre is located at: www.telstra.com.au/communications/media/index.cfm

Telstra Corporation Limited
ABN 33 051 775 556

19 April 2005	150/2005

Broadband milestone for BigPond

Australia’s leading ISP, BigPond, today announced it had achieved the milestone of 500,000 ADSL consumer broadband customers.

BigPond Managing Director, Mr Justin Milne, said today, “This milestone, which represents an increase of around 140% over the number of ADSL customers we had a year ago, augurs well for 2005 seeing record broadband growth in Australia,” he said.

“2004 saw the broadband market ‘on fire’ but I expect 2005 to leave it in the shade.

“The introduction of great offers in what is probably one of the most competitive marketplaces for broadband in the world, means that consumers are the winners.

A recent report by the UK-based IT analysts Point-Topic.com found that among countries with more than one million lines, Australia had the highest broadband growth during the second half of calendar 2004.

“We’re certain that the next financial year will see this explosive growth continue as more Australians see for themselves just how good broadband really is,” Mr Milne said.

Telstra media contact:
Craig Middleton
BigPond Corporate Affairs Manager
(02) 8236 4372 or 0400 931 772
craig.middleton@team.telstra.com

Telstra’s national media inquiry line is 13 16 39 and the Telstra Corporate Communications Centre is
located at: www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

20 April 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra Corporation Limited 04/05 Third Quarter Market Update

In accordance with the listing rules, I attach an announcement for release to the market.

The CEO and CFO have pre-recorded their comments on the 3rd Quarter revenue performance. This commentary will be available on Telstra’s Corporate Communications Centre and can be access via the following URL – http://www.telstra.com.au/communications/calendar/calendarevent.cfm?ObjectID=801

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited
04/05 Third Quarter
Market Update

Continuing solid revenue growth

Highlights for the third quarter and the nine-month period to 31 March 2005

•	Reported sales revenue grew by 6.5% in the third quarter and 7.4% to $16.6 billion year to date

•	Underlying sales revenue grew by 3.3% in the third quarter and 4.3% to $16.1 billion year to date

•	Underlying domestic sales revenue growth of 2.8% in the third quarter and 4.0% to $15 billion year to date

•	Internet & IP Solutions revenue grew by 38% in the third quarter and 35% or $251 million year to date

•	Mobiles revenue grew by 7.6% in the third quarter and 8.3% or $238 million year to date

•	Underlying advertising and directories revenue grew by 15% in the third quarter and 8.3% or $83 million year to date

•	A total of 246,000 broadband subscribers (retail and wholesale) were added in the third quarter

•	Total mobile subscribers reached 8.1 million, an increase of 76,000 in the third quarter

04/05 Third Quarter Market Update
20 April 2005

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited
04/05 Third Quarter
Market Update

Overview

Quarter ended 31 March 2005:
Reported total revenue increased by 7.6% or $391 million to $5,521 million, which included increased revenue of $155 million generated by recently acquired entities and $87 million from investment and property sales. Reported sales revenue increased by 6.5% or $326 million to $5,340 million.

Underlying1 total revenue increased by 2.8% or $141 million to $5,208 million. Underlying1 sales revenue increased by 3.3% or $163 million to $5,169 million due to growth in broadband, mobiles, pay TV bundling, advertising and directories, and offshore business activities offset by a decline in PSTN calling products as migration to other products occurs. Underlying1 domestic sales revenue increased by 2.8% or $132 million to $4,785 million.

The third quarter results include the impact of an early Easter in 2004/05 and a leap year in 2003/04 resulting in 3 less working days than the prior corresponding period.

Nine months ended 31 March 2005:
Reported total revenue increased by 5.9% or $947 million to $16,903 million which included increased revenue of $485 million generated by recently acquired entities and a decline in revenue from investment and property sales of $108 million. Reported sales revenue increased by 7.4% or $1,145 million to $16,615 million.

Underlying1 total revenue increased by 3.6% or $570 million to $16,242 million. Underlying1 sales revenue increased by 4.3% or $660 million to $16,122 million due to growth in broadband, mobiles, pay TV bundling, advertising and directories, offshore business activities and other sales & service offset by a decline in PSTN calling products as migration to other products occurs. Underlying1 domestic sales revenue increased by 4.0% or $569 million to $14,961 million.

The following details the Telstra group revenue result for the quarter ended 31 March 2005.

Footnotes:
All percentages relate to growth on prior corresponding period (PCP)
All statistical data represents management’s best estimates and excludes all Telstra internal usage statistics

(1)	Underlying results are produced to allow like for like comparison by removing those items that are: not of a comparable nature owing to structural changes to the business such as acquisitions; significant and non recurring; or not part of the core operations of the business.

Underlying numbers exclude proceeds from property and investment sales and revenues from the acquisitions of Trading Post, KAZ Group, PSINet Group, Damovo and Universal Publishers

04/05 Third Quarter Market Update
20 April 2005

Telstra Corporation Limited and controlled entities

Mobiles

Total mobiles revenue, including wholesale mobiles, grew by 7.6% or $71 million for the quarter, with growth of 8.3% or $238 million for the nine months ended 31 March 2005.

Mobile services revenue increased by 7.6% or $65 million for the quarter. Growth of 8.5% or $220 million was achieved for the nine months. Increases for the quarter were comprised of access fees and call revenues of $21 million, value added services of $41 million and wholesale services of $3 million.

Access fees and call revenue growth of 3.3% or $21 million for the quarter, due to the increase in mobile services in operation of 12% to 8.1 million and increases in mobile voice minutes of 5.6%. Yields have declined due to the impact of promotions such as FreeChat, FlatChat, Free24/7, 18 cents per 5 minutes and capped plans which is reflective of the competitive mobiles environment. These initiatives have impacted the yield for both prepaid and postpaid products. The increases for the quarter were attributable to:

•	Growth in prepaid revenues of 2.9% or $3 million reflecting a 27% increase in the prepaid services base and an increase in calling minutes of 12%. The reduction in yield is attributable to the increased usage of discounts, which are provided in the form of bonus options that are taken up by the customer on Telstra Prepaid Plus such as 1c per minute and double recharge. In addition, the third quarter saw lower than average additions to prepaid services from lower activations and higher deactivations as the variety of consumer offers increased and competition intensified.

•	Growth in postpaid revenues of 3.2% or $18 million due to the growth in postpaid services of 3.5% and postpaid calling minutes of 4.9% offset by yield reductions due to the above mentioned chat promotions.

Increase in value added services for the quarter was achieved by:

•	Growth in mobile data revenue of 15% or $17 million, attributable to:

▪	Short Message Service (SMS) growth of 8.0% or $8 .3 million as the number of messages grew by 14% to 567 million. Yield reductions resulted from increased discounting initiatives such as Telstra Rewards and Bonus Options which provide free text and picture messages or 15c text messages;

▪	Other mobile data growth of 79% or $9.0 million due to growth in General Packet Radio Service (GPRS) usage including Telstra wireless access protocols (WAP). Data transmission volumes have increased as GPRS phones and hand held computers such as the Blackberry continue to grow momentum in the corporate segment.

•	International roaming revenue growth of 53% or $21 million for the quarter due to increase in inbound roaming pricing and increased inbound activity due to the continuing growth in international travel.

•	Messagebank revenue increased by 6.7% or $3 million.

Mobile handset revenue achieved growth of 7.6% or $6 million with 6.8% or $18 million for the nine months ended 31 March 2005. Growth for the quarter was attributable to the increased sales of prepaid phones driven by the growth in the number of prepaid customers.

04/05 Third Quarter Market Update
20 April 2005

Telstra Corporation Limited and controlled entities

Internet and IP

Internet and IP solutions revenue grew by 38% for the quarter driven by a $76 million increase in broadband revenue. For the nine months ended 31 March 2005 revenue grew by 35% or $251 million.

•	BigPond TM broadband revenue grew by $44 million for the quarter due to a 112% increase in subscribers across ADSL and cable. The growth of this product is attributable to increased internet usage, self install kits and successful broadband marketing campaigns which included new pricing plans. Business DSL has also contributed to the revenue growth with large contract wins and migration to the newer technology. For the nine month period revenue has increased by 64% or $125 million.

•	Wholesale broadband revenue increased by $32 million for the quarter. Wholesale DSL Layer 2 revenue grew by $39 million due to a 240% increase in SIOs offset by reduced yields resulting from competitive pricing pressures. Flexstream revenue declined due to decreased SIOs as customers migrate to other data products and significant yield reductions aimed at customer retention. Wholesale broadband revenue grew by 79% or $78 million for the nine month period.

•	Narrowband revenue, representing dial-up internet, has declined by $7 million despite negligible movement in SIOs. This is due to significant price competition in the market and the migration of high yield users to broadband services. For the nine month period dial-up internet revenue has decreased by 4.1%.

•	IP solutions revenue grew by $16 million for the quarter due to increased IP MAN/Ethernet revenue from major contract wins and extension of coverage on existing services in the government sector. IP WAN revenue also improved due to major network expansions for large corporate contracts as customers migrate from older product technologies such as frame relay and ISDN. IP Solutions revenue has increased by 36% or $39 million for the nine month period.

04/05 Third Quarter Market Update
20 April 2005

Telstra Corporation Limited and controlled entities

PSTN Products

PSTN products revenue has decreased by 4.8% to $1,873 million for the quarter. For the nine months ended 31 March 2005 PSTN products revenue has decreased by 2.8% to $5,845 million. The increase in basic access revenue from the continued impact of rebalancing initiatives has been offset by a decline in basic access lines and volume reductions across the calling products. Calling product volumes were impacted by the timing of the Easter holiday period.

•	Basic access revenues grew by 4.5% to $831 million for the quarter due to a price increase in June 2004 as part of the rebalancing initiatives offset by a decline in the number of basic access lines due to competition and migration to other products such as ISDN, broadband and mobiles. For the nine month period basic access revenues grew by 5.2% or $126 million.

•	Local call revenue has decreased by 18% for the quarter reflecting a 12% reduction in the number of calls due to product substitution to mobiles, fixed to mobiles, internet and ISDN products. Yield has declined by 7% due to competitive prices across all market segments and package discounts offered in the consumer market. Consumer churn to wholesale has also contributed to a lower yield. Local call revenue has declined by 14% for the nine months ended 31 March 2005.

•	National long distance revenue decreased by 12% for the quarter attributable to an 11% reduction in call minutes due to shorter call durations and product substitution to mobiles, fixed to mobile, internet and ISDN. Yield has also declined due to increased capped calling rates and competitive pricing pressures offset by flagfall increases. For the nine month period national long distance revenue has reduced by 9.9%.

•	Fixed to mobile revenue has declined by 5% for the quarter attributable to a lower yield resulting from increased competitive pricing pressures in the business sector offset by a higher yield in the consumer market due to flagfall increases. The minutes of use increased 0.5% for the quarter. Fixed to mobile revenue has declined by 1.8% for the nine month period.

•	International direct® revenue has reduced by 14% for the quarter attributable to a 12% decline in the number of call minutes and a slight decline in yield. This reduction was due to the continued migration to aggressively priced prepaid calling cards and customers using other products such as e-mail and internet chat facilities. For the nine month period international direct revenue has decreased by 12%.

•	PSTN value added services revenue was flat for the quarter. The decline in Messagebank® has slowed as the impact of customer migration to Telstra Home Message 101TM was felt mainly in the prior year third quarter. Call Return (*10#) usage declined slightly after an increase in calling number display subscriptions and higher call completion rates although the decline has slowed considerable in the third quarter. PSTN value added services revenue has reduced by 4.1% for the nine months.

04/05 Third Quarter Market Update
20 April 2005

Telstra Corporation Limited and controlled entities

Specialised Data

Specialised data revenue decreased by 9.3% for the quarter and 5.8% for the nine-month period, reflecting a decline in mature products such as Leased Lines and DDS (Digital Data Services) where customers have migrated to newer technologies. Frame relay revenue declined, although SIOs have increased as more customers take up IP WAN for which frame relay is the premium access. ATM revenue has increased, despite being in the mature phase of its life cycle, due to increased SIOs and the reallocation of some revenue previously included in frame relay.

ISDN Products

ISDN revenue has declined by 4.8% or $11 million for the quarter and 4.3% or $30 million for the nine-month period. This includes a 27% or $14 million decrease in ISDN data call revenue for the quarter as corporate customers continued to migrate to more technologically advanced products such as IP products. This is partly offset by growth in ISDN access revenue of 5% or $5 million due to the penetration into the SME and consumer markets for ISDN. The number of services grew by 6.3%.

Advertising & Directories

Reported advertising and directories revenues, including revenue generated by Trading Post, increased by $72 million for the quarter and $196 million for the nine month period. After excluding Trading Post revenues, underlying advertising and directories revenue increased by 15% or $35 million for the quarter and 8.3% or $83 million for the nine month period.

For the quarter Yellow Pages revenue has increased by 8.6% or $15 million attributable to the introduction of full-page advertising options into additional categoriesin regional books. White Pages revenue grew by 22% or $10 million due to the continued success of additional colour listing options and higher customer yields in regional books. Other directory products grew by 50% mainly in the area of online advertising and location and navigation products from additional customers.

Intercarrier Services

Intercarrier services revenue grew by 2.3% for the quarter and 2.8% for the nine month period. SMS interconnect revenue and wholesale roaming revenue both increased due to higher volumes. Facilities access revenue increased due to higher demand for access to exchanges, equipment and mobile towers as other carriers seek to expand their infrastructure. These increases were offset by a decline in PSTN terminating revenues due to a yield reduction arising from price rebalancing initiatives and a decline in volumes. Mobiles terminating revenues declined for the quarter due to regulatory driven pricing changes, partly offset by higher volumes from increased mobile services.

Solutions Management

Reported solutions management revenue increased by 79% or $95 million for the quarter. This includes revenue generated by the KAZ group of $84 million and Damovo of $3 million. Revenue for the nine-month period increased 87% or $315 million including revenue generated by the KAZ group of $272 million and Damovo of $8 million. Telstra acquired the KAZ Group in July 2004 and Damovo in September 2004.

04/05 Third Quarter Market Update
20 April 2005

Telstra Corporation Limited and controlled entities

Without the benefit of these acquisitions, underlying solutions management revenues increased by 6.6% or $8 million for the quarter and 9.6% or $35 million for nine-month period. The growth is due to the commencement of significant new radio services construction contracts and an increase in managed wide area networks.

Hong Kong CSL

In local currency (HK$), revenue increased by 8.9% for the quarter and for the nine month period revenue increased by 8.2%. This was achieved through continued strong growth in mobile handset sales due to the move into new market segments and the launch of new handset models with advanced features; along with strong growth in prepaid, international voice and data revenue through MMS handsets and innovative content applications. These increases have been partially offset by a continuing decline in local voice revenue as a result of the aggressive price competition.

In Australian dollars, revenues increased by 7.2% or $12 million for the quarter, which also includes and adverse exchange rate impact of $3 million. For the nine month period revenue increased by 2.8% or $15 million with the exchange rate impact adversely affecting results by $30 million.

TelstraClear

Total revenue growth of 3.0% or NZ$5 million was achieved for the quarter and for the nine month period revenue increased by 3.3% or NZ$16 million. On a stand-alone basis, including intercompany revenue, TelstraClear revenue increased by 3.0% for the quarter and 3.7% for the nine months. Revenue growth was achieved from continued strong retail revenue growth, particularly in the business and government sector and a strong consumer growth from increased PSTN on-net charges and homeplan. This was partially offset by a decrease in wholesale due to rate reductions with international carriers in the wholesale market.

In Australian dollars revenue increased by 9.7% or $14 million for the quarter and for the nine month period increased by 8.2% or $35 million, the exchange rate impact positively affected results by $15 million.

Offshore Services Revenue

Reported offshore revenue has increased by 76% or $28 million for the quarter and included revenue generated by PSINet of $21 million. For the nine months reported revenue increased 117% or $99 million and included PSINet revenue of $51 million. Telstra acquired PSINet in August 2004.

Underlying offshore revenue grew by 19% or $7 million for the quarter and for the nine month period increased by 57% or $48 million. This is primarily due to Global Sales acquiring the customer & network bases from Powergen and Cable Telecom in the UK in October 2003 and February 2004 respectively.

04/05 Third Quarter Market Update
20 April 2005

Telstra Corporation Limited and controlled entities

Inbound calling products

Inbound calling products revenue declined by 8.3% for the quarter. For the nine month period revenue decreased by 4.5%. Competitive market pressures on prices have resulted in a decline in net yield and the customer base.

Pay TV Bundling

There has been continued rapid growth in Pay TV bundling with revenue increasing by 73% or $30 million for the quarter and 81% or $86 million for the nine-month period. Telstra’s bundled Foxtel subscribers have increased by 25% to 273,000. Telstra now has 52,000 Austar bundled subscribers. The growth in services is due to the introduction of digital TV and a change to the packaging and bonus option introduced in June 2004.

Payphones

Payphone revenue has declined by 19% or $7 million for the quarter and 15% or $16 million for the nine-month period. This is from a combined effect of the loss of payphone provisioning contracts and lower usage because of product substitution to prepaid calling cards and mobile phones.

Customer Premises Equipment

Reported customer premises equipment revenue increased by 28% or $13 million for the quarter and 21% or $29 million for the nine-month period. This includes revenue generated from PABX equipment sales for Damovo, which was acquired in September 2004.

Underlying customer premises equipment revenue decr eased by $6 million for the quarter and $10 million for the nine-month period. This is a combined effect of retail competition for fixed line handset sales and product substitution to mobiles.

Other Sales & Services

Reported other sales and services revenue grew by 24% or $36 million for the quarter and included a reduction to revenue of $1 million in the KAZ group, acquired by Telstra in July 2004. For the nine month period reported other sales and services revenue increased by 31% or $135 million and included revenue of $2 million generated by the KAZ group.

Underlying other sales and services revenue grew by 25% or $37 million for the quarter. This included revenue growth from miscellaneous revenue with the introduction of payment processing fees on customer credit card payments $6 million and increased overdue account fees $7 million, commercial recoverable works $8 million including Foxtel Pay TV digital conversion, and external construction revenue $8 million due to increased focus on building and targeting network construction markets. For the nine month period underlying sales and services revenue grew 31% or $133 million which also included a negative prior period accounting adjustment and growth in HFC Cable usage revenue from Foxtel reflecting increased product demand.

Other Revenue

Reported other revenue increased by 56% or $65 million for the quarter, which included the sale of our interests in Intelsat, Ltd and Infonet Services Corporation. Underlying other revenue decreased by 36% or $22 million for the quarter due to the reduction of government receipts from grants and other miscellaneous refunds.

Reported other revenue decreased 41% or $198 million for the nine months ended 31 March 2005 due to the reduction of proceeds from investment sales of $165 million, which included the prior year sale of IBMGSA for $154 million. Underlying other revenue decreased by 43% or $90 million for the nine months due to the sale of mid range servers in the prior year and lower other non-communications plant sales.

04/05 Third Quarter Market Update
20 April 2005

Telstra Corporation Limited and controlled entities

Service

Telstra continues to provide high service levels across Australia as evident in the recent Australian Communications Authority report for the December 2004 quarter. National Customer Service Guarantee (CSG) performance for connections was 92% and fault re pairs 91%. CSG performance was above 90% in all categories, urban, rural and remote areas.

Outlook

The third quarter trading results are in line with our aspirations to lift revenues close to industry growth rates. In an environment of aggressive price competition and our changing revenue mix we continue to drive productivity improvements everywhere and contain costs to deliver EBITDA and EBIT growth.

For enquiries on this announcement please contact:

John Stanhope	David Anderson
Chief Financial Officer	General Manager, Investor Relations
Telstra Corporation Limited	Telstra Corporation Limited
Phone: 61 3 9634 8632
Email: investor.relations@team.telstra.com

04/05 Third Quarter Market Update
20 April 2005

Market Update
for three months ending 31 March 2005

	Q3 04/05	Q3 04/05	Q3 03/04	Q3 03/04	Reported	Underlying	Underlying
$ millions	Reported	Underlying	Reported	Underlying	Growth %	Growth %	Movement

Mobiles
Mobile services	918	918	853	853	7.6	7.6	65
Mobile handsets	85	85	79	79	7.6	7.6	6

Total Mobiles	1,003	1,003	932	932	7.6	7.6	71
Internet and IP solutions
BigPond narrowband	67	67	74	74	(9.5)	(9.5)	(7)
BigPond broadband	116	116	72	72	61.1	61.1	44
Wholesale broadband	71	71	39	39	82.1	82.1	32
Wholesale internet direct and data	8	8	4	4	100.0	100.0	4
Internet direct	29	29	26	26	11.5	11.5	3
IP solutions	54	54	38	38	42.1	42.1	16
Other	6	6	2	2	200.0	200.0	4

Total Internet and IP solutions	351	351	255	255	37.6	37.6	96
PSTN Products
Basic access	831	831	795	795	4.5	4.5	36
Local calls	302	302	370	370	(18.4)	(18.4)	(68)
PSTN value added services	62	62	62	62	0.0	0.0	0
National long distance calls	244	244	278	278	(12.2)	(12.2)	(34)
Fixed to mobile	378	378	398	398	(5.0)	(5.0)	(20)
International direct	56	56	65	65	(13.8)	(13.8)	(9)

Total PSTN	1,873	1,873	1,968	1,968	(4.8)	(4.8)	(95)
Specialised Data	234	234	258	258	(9.3)	(9.3)	(24)
ISDN Products	218	218	229	229	(4.8)	(4.8)	(11)
Advertising and Directories	314	269	242	234	29.8	15.0	35
Intercarrier services	272	272	266	266	2.3	2.3	6
Solutions management	216	129	121	121	78.5	6.6	8
HK CSL	179	179	167	167	7.2	7.2	12
TelstraClear	158	158	144	144	9.7	9.7	14
Offshore Services Revenue	65	44	37	37	75.7	18.9	7
Inbound calling products	110	110	120	120	(8.3)	(8.3)	(10)
PayTV Bundling	71	71	41	41	73.2	73.2	30
Customer premises equipment	60	41	47	47	27.7	(12.8)	(6)
Payphones	29	29	36	36	(19.4)	(19.4)	(7)
Other sales & services
Telstra Information & Connection Services	32	32	30	30	6.7	6.7	2
Card Services	13	13	14	14	(7.1)	(7.1)	(1)
Security products	13	13	13	13	0.0	0.0	0
Customnet & Spectrum	27	27	30	30	(10.0)	(10.0)	(3)
HFCCable TV	15	15	13	13	15.4	15.4	2
Commercial & Recoverable Works	15	15	7	7	114.3	114.3	8
External Construction	21	21	13	13	61.5	61.5	8
Other	51	52	31	31	64.5	67.7	21

Total Other sales & services	187	188	151	151	23.8	24.5	37

Total Sales revenue	5,340	5,169	5,014	5,006	6.5	3.3	163

Other revenue	181	39	116	61	56.0	(36.1)	(22)

Total revenue	5,521	5,208	5,130	5,067	7.6	2.8	141

Domestic Sales Revenue	4,934	4,785	4,661	4,653	5.9	2.8	132

Selected Statistical Data
Mobile voice telephone minutes		1,641		1,554		5.6	87
Short Message Service (SMS) (number of messages)		567		499		13.6	68
Mobile services in operation (thousands)		8,059		7,169		12.4	890
Broadband Retail subscribers		718		338		112.4	380
Broadband Wholesale subscribers		761		281		170.8	480
Total Broadband subscribers (thousands)		1,479		619		138.9	860
Narrowband subscribers (thousands)		1,202		1,197		0.4	5
Basic access lines in service		10.17		10.34		(1.6)	(0.17)
Local calls (number of calls)		2,045		2,324		(12.0)	(279)
National long distance minutes		1,890		2,128		(11.2)	(238)
Fixed to mobile minutes		1,075		1,070		0.5	5
International direct minutes		141		161		(12.4)	(20)
ISDN access (basic lines equivalents) (thousands)		1,329		1,250		6.3	79

Footnotes:

All percentages relate to growth on prior correspoinding period (PCP)

Underlying excludes property and investment sales and the impact of Trading Post, KAZ Group, PSInet Group, Damovo and Universal Publishers acquisitions.

Statistical data is represented in millions unless otherwise stated, and represents management’s best estimates.

Market Update
for nine months ending 31 March 2005

	Q3 04/05	Q3 04/05	Q3 03/04	Q3 03/04	Reported	Underlying	Underlying
$ millions	Reported	Underlying	Reported	Underlying	Growth %	Growth %	Movement

Mobiles
Mobile services	2,814	2,814	2,594	2,594	8.5	8.5	220
Mobile handsets	283	283	265	265	6.8	6.8	18

Total Mobiles	3,097	3,097	2,859	2,859	8.3	8.3	238
Internet and IP solutions
BigPond narrowband	209	209	218	218	(4.1)	(4.1)	(9)
BigPond broadband	319	319	194	194	64.4	64.4	125
Wholesale broadband	177	177	99	99	78.8	78.8	78
Wholesale internet direct and data	21	21	11	11	90.9	90.9	10
Internet direct	90	90	87	87	3.4	3.4	3
IP solutions	148	148	109	109	35.8	35.8	39
Other	11	11	6	6	83.3	83.3	5

Total Internet and IP solutions	975	975	724	724	34.7	34.7	251
PSTN Products
Basic access	2,531	2,531	2,405	2,405	5.2	5.2	126
Local calls	991	991	1,148	1,148	(13.7)	(13.7)	(157)
PSTN value added services	188	188	196	196	(4.1)	(4.1)	(8)
National long distance calls	771	771	856	856	(9.9)	(9.9)	(85)
Fixed to mobile	1,184	1,184	1,206	1,206	(1.8)	(1.8)	(22)
International direct	180	180	204	204	(11.8)	(11.8)	(24)

Total PSTN	5,845	5,845	6,015	6,015	(2.8)	(2.8)	(170)
Specialised Data	729	729	774	774	(5.8)	(5.8)	(45)
ISDN Products	671	671	701	701	(4.3)	(4.3)	(30)
Advertising and Directories	1,202	1,081	1,006	998	19.5	8.3	83
Intercarrier services	852	852	829	829	2.8	2.8	23
Solutions management	679	399	364	364	86.5	9.6	35
HK CSL	559	559	544	544	2.8	2.8	15
TelstraClear	462	462	427	427	8.2	8.2	35
Offshore Services Revenue	184	133	85	85	116.5	56.5	48
Inbound calling products	341	341	357	357	(4.5)	(4.5)	(16)
PayTV Bundling	192	192	106	106	81.1	81.1	86
Customer premises equipment	167	128	138	138	21.0	(7.2)	(10)
Payphones	92	92	108	108	(14.8)	(14.8)	(16)
Other sales & services
Telstra Information & Connection Services	102	102	93	93	9.7	9.7	9
Card Services	45	45	50	50	(10.0)	(10.0)	(5)
Security products	39	39	38	38	2.6	2.6	1
Customnet & Spectrum	84	84	84	84	0.0	0.0	0
HFCCable TV	51	51	35	35	45.7	45.7	16
Commercial & Recoverable Works	44	44	22	22	100.0	100.0	22
External Construction	61	61	47	47	29.8	29.8	14
Other	142	140	64	64	121.9	118.8	76

Total Other sales & services	568	566	433	433	31.2	30.7	133

Total Sales revenue	16,615	16,122	15,470	15,462	7.4	4.3	660

Other revenue	288	120	486	210	(40.7)	(42.9)	(90)

Total revenue	16,903	16,242	15,956	15,672	5.9	3.6	570

Domestic Sales Revenue	15,401	14,961	14,400	14,392	7.0	4.0	569

Selected Statistical Data
Mobile voice telephone minutes		5,045		4,565		10.5	480
Short Message Service (SMS) (number of messages)		1,709		1,427		19.8	282
Mobile services in operation (thousands)		8,059		7,169		12.4	890
Broadband Retail subscribers		718		338		112.4	380
Broadband Wholesale subscribers		761		281		170.8	480
Total Broadband subscribers (thousands)		1,479		619		138.9	860
Narrowband subscribers (thousands)		1,202		1,197		0.4	5
Basic access lines in service		10.17		10.34		(1.6)	(0.17)
Local calls (number of calls)		6,457		7,155		(9.8)	(698)
National long distance minutes		5,868		6,471		(9.3)	(603)
Fixed to mobile minutes		3,281		3,169		3.5	112
International direct minutes		445		499		(10.8)	(54)
ISDN access (basic lines equivalents) (thousands)		1,329		1,250		6.3	79

Footnotes:

All percentages relate to growth on prior correspoinding period (PCP)

Underlying excludes property and investment sales and the impact of Trading Post, KAZ Group, PSInet Group, Damovo and Universal Publishers acquisitions.

Statistical data is represented in millions unless otherwise stated, and represents management’s best estimates.

Refer to page 14 for product reconciliation details to align prior period comparative figures.

Telstra Corporation Limited (ABN 033 051 775 556)

Quarterly Data
Quarter Ended 31 March 2005

	Q1	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii	Q3	QTR PCPii	Q3 YTD	QTR PCPii	Q4	QTR PCPii	Full Year	YTD PCPii	Q1	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii	Q3	QTR	YTD	YTD PCPii
Summary Underlying(I) Quarterly Data	Sep-03	Sep-03	Dec-03	Dec-03	Dec-03	Dec-03	Mar-04	Mar-04	Mar-04	Mar-04	Jun-04	Jun-04	Jun-04	Jun-04	Sep-04	Sep-04	Dec-04	Dec-04	Dec-04	Dec-04	Mar-05	Mar-05	Mar-05	Mar-05

Revenue
Mobiles
Mobile services	848	3.4%	893	9.2%	1,740	6.2%	853	9.6%	2,594	7.4%	877	6.6%	3,470	7.1%	928	9.4%	968	8.4%	1,896	9.0%	918	7.6%	2,814	8.5%
Mobile handsets	97	40.6%	89	(12.7%)	186	8.1%	79	(24.0%)	265	(4.0%)	87	(20.9%)	352	(8.8%)	95	(2.1%)	103	15.7%	198	6.5%	85	7.6%	283	6.8%
Total Mobiles	945	6.3%	982	6.7%	1,926	6.4%	932	5.7%	2,859	6.2%	964	3.3%	3,822	5.4%	1,023	8.3%	1,071	9.1%	2,094	8.7%	1,003	7.6%	3,097	8.3%
Internet and IP solutions	237	24.7%	231	14.9%	468	19.7%	255	28.8%	724	22.9%	289	26.8%	1,013	24.0%	310	30.8%	314	35.9%	624	33.3%	351	37.6%	975	34.7%
PSTN products
Basic access	791	3.4%	819	3.5%	1,610	3.5%	795	2.2%	2,405	3.0%	832	11.2%	3,237	5.0%	853	7.8%	847	3.4%	1,700	5.6%	831	4.5%	2,531	5.2%
Local calls	394	(0.8%)	384	(3.8%)	778	(2.3%)	370	(3.6%)	1,148	(2.7%)	356	(8.0%)	1,504	(4.0%)	354	(10.2%)	335	(12.8%)	689	(11.4%)	302	(18.4%)	991	(13.7%)
PSTN value added services	68	0.0%	66	(10.8%)	134	(5.0%)	62	(12.7%)	196	(7.5%)	63	(7.4%)	259	(7.5%)	63	(7.4%)	63	(4.5%)	126	(6.0%)	62	0.0%	188	(4.1%)
National long distance calls	292	2.5%	286	(4.0%)	578	(0.7%)	278	(3.5%)	856	(1.6%)	265	(9.2%)	1,121	(3.5%)	265	(9.2%)	262	(8.4%)	527	(8.8%)	244	(12.2%)	771	(9.9%)
Fixed to mobile	402	8.4%	407	6.5%	808	7.3%	398	6.1%	1,206	6.9%	391	0.5%	1,597	5.3%	399	(0.7%)	407	0.0%	806	(0.2%)	378	(5.0%)	1,184	(1.8%)
International direct	68	(15.0%)	71	(12.3%)	139	(13.7%)	65	(11.0%)	204	(13.2%)	62	(12.7%)	266	(13.4%)	61	(10.3%)	63	(11.3%)	124	(10.8%)	56	(13.8%)	180	(11.8%)

Total PSTN products	2,015	2.5%	2,033	0.4%	4,047	1.5%	1,968	0.0%	6,015	0.9%	1,969	0.7%	7,984	0.9%	1,995	(1.0%)	1,977	(2.8%)	3,972	(1.9%)	1,873	(4.8%)	5,845	(2.8%)
Data and Internet
Specialised Data	264	(2.9%)	253	(7.3%)	517	(5.1%)	258	(5.1%)	774	(5.3%)	260	(7.5%)	1,035	(5.7%)	246	(6.8%)	249	(1.6%)	495	(4.1%)	234	(9.3%)	729	(5.8%)
ISDN Products	239	(3.6%)	234	(2.9%)	473	(3.3%)	229	1.8%	701	(1.8%)	225	(1.3%)	927	(1.6%)	231	(3.3%)	222	(5.1%)	453	(4.2%)	218	(4.8%)	671	(4.3%)
Advertising and Directories	182	7.7%	581	3.4%	764	4.5%	234	9.3%	998	5.7%	301	10.3%	1,298	6.7%	213	17.0%	599	3.1%	812	6.3%	269	15.0%	1,081	8.3%
Intercarrier services	278	(6.1%)	284	(0.7%)	563	(3.3%)	266	(2.9%)	829	(3.2%)	274	(2.1%)	1,103	(2.9%)	277	(0.4%)	303	6.7%	580	3.0%	272	2.3%	852	2.8%
Solutions management	129	13.2%	113	(9.6%)	243	1.7%	121	7.1%	364	3.4%	144	6.7%	508	4.3%	140	8.5%	130	15.0%	270	11.1%	129	6.6%	399	9.6%
Hong Kong CSL	191	(21.7%)	186	(22.5%)	377	(22.1%)	167	(31.3%)	544	(25.2%)	182	0.6%	726	(20.0%)	188	(1.6%)	192	3.2%	380	0.8%	179	7.2%	559	2.8%
TelstraClear	142	2.9%	140	3.7%	282	3.3%	144	2.1%	427	3.1%	148	10.4%	574	4.7%	152	7.0%	152	8.6%	304	7.8%	158	9.7%	462	8.2%
Offshore Services Revenue	18	(21.7%)	31	106.7%	48	26.3%	37	117.6%	85		45	400.0%	130	103.1%	46	155.6%	43	38.7%	89	85.4%	44	18.9%	133	56.5%
Inbound calling products	119	(5.6%)	119	(4.0%)	238	(4.8%)	120	(1.6%)	357	(4.0%)	118	(3.3%)	476	(3.6%)	117	(1.7%)	114	(4.2%)	231	(2.9%)	110	(8.3%)	341	(4.5%)
PayTV	29	NA	35	NA	65	NA	41	583.3%	106		48	182.4%	154	569.6%	57	96.6%	64	82.9%	121	86.2%	71	73.2%	192	81.1%
Customer premises equipment	46	(6.1%)	46	(9.8%)	92	(8.0%)	47	(4.1%)	138	(7.4%)	45	0.0%	184	(5.2%)	42	(8.7%)	45	(2.2%)	87	(5.4%)	41	(12.8%)	128	(7.2%)
Payphones	36	(2.7%)	37	(2.6%)	72	(4.0%)	36	(5.3%)	108	(4.4%)	33	(5.7%)	141	(4.7%)	31	(13.9%)	32	(13.5%)	63	(12.5%)	29	(19.4%)	92	(14.8%)
Other sales & service	162	(33.6%)	119	(47.3%)	281	(40.2%)	151	(25.2%)	433	(35.7%)	186	(9.7%)	618	(29.6%)	176	9.3%	202	71.2%	378	34.0%	188	24.5%	566	30.7%

Sales revenue	5,032	0.5%	5,424	(0.7%)	10,456	(0.1%)	5,006	0.8%	15,462	0.2%	5,231	3.3%	20,693	1.0%	5,244	4.2%	5,709	5.3%	10,953	4.8%	5,169	3.3%	16,122	4.3%
Other revenue	52	(3.7%)	42	(26.3%)	94	(15.3%)	55	17.0%	149	(5.7%)	64	(38.5%)	213	(18.7%)	37	(65.1%)	44	4.8%	81	(45.6%)	39	(36.1%)	120	(42.9%)
Total revenue	5,084	0.5%	5,466	(1.0%)	10,550	(0.3%)	5,061	1.0%	15,611	0.1%	5,295	2.5%	20,906	0.7%	5,281	2.8%	5,753	5.3%	11,034	4.0%	5,208	2.8%	16,242	3.6%

Selected statistical dataiv
Mobile voice telephone minutes	1,473	15.9%	1,538	16.2%	3,011	16.1%	1,554	20.6%	4,565	17.6%	1,580	15.2%	6,145	16.9%	1,678	13.9%	1,726	12.2%	3,404	13.1%	1,641	5.6%	5,045	10.5%
Short Message Service (SMS) (number of messages) (vii)	439	50.5%	488	41.5%	928	45.6%	499	30.1%	1,427	39.8%	518	27.6%	1,944	36.3%	558	27.1%	583	19.4%	1,142	23.1%	567	13.6%	1,709	19.8%
Mobile services in operation (thousands)iii	6,720	14.2%	6,985	14.5%	6,985	14.5%	7,169	13.1%	7,169	13.1%	7,604	15.8%	7,604	15.8%	7,665	14.1%	7,983	14.3%	7,983	14.3%	8,059	12.4%	8,059	12.4%
Broadband Retail subscribers	267	57.8%	288	53.4%	288	53.4%	338	61.1%	338	61.1%	427	77.8%	427	77.8%	537	100.9%	622	116.2%	622	116.2%	718	112.4%	718	112.4%
Broadband Wholesale subscribers	172	362.5%	220	288.9%	220	289.0%	281	250.5%	281	250.5%	379	213.4%	379	213.4%	495	188.6%	611	177.8%	611	177.7%	761	170.8%	761	170.8%
Total Broadband subscribers (thousands) (vi)	439	112.6%	508	107.8%	508	107.8%	619	113.5%	619	113.5%	806	123.2%	806	123.2%	1,032	135.1%	1,233	142.9%	1,233	142.9%	1,479	138.9%	1,479	138.9%
Narrowband subscribers (thousands)	1,180	8.9%	1,178	6.8%	1,178	6.8%	1,197	5.6%	1,197	5.6%	1,194	3.1%	1,194	3.1%	1,209	2.4%	1,201	1.9%	1,201	2.0%	1,202	0.4%	1,202	0.4%
- Retail (v)	8.71	(3.9%)	8.64	(3.8%)	8.64	(3.8%)	8.58	(3.9%)	8.58	(3.9%)	8.44	(4.3%)	8.44	(4.3%)	8.34	(4.2%)	8.21	(4.9%)	8.21	(5.0%)	8.13	(5.2%)	8.13	(5.2%)
- Wholesale	1.64	20.5%	1.71	22.1%	1.71	22.1%	1.76	21.1%	1.76	21.1%	1.84	18.4%	1.84	18.4%	1.91	16.1%	1.98	15.8%	1.98	15.8%	2.04	15.9%	2.04	15.9%
Basic access lines in service	10.35	(0.7%)	10.35	(0.3%)	10.35	(0.3%)	10.34	(0.4%)	10.34	(0.4%)	10.28	(0.8%)	10.28	(0.8%)	10.25	(0.9%)	10.19	(1.5%)	10.19	(1.5%)	10.17	(1.6%)	10.17	(1.6%)
Local calls (number of calls)	2,435	(3.7%)	2,396	(3.8%)	4,831	(3.7%)	2,324	(3.0%)	7,155	(3.5%)	2,242	(5.8%)	9,397	(4.0%)	2,233	(8.3%)	2,179	(9.1%)	4,412	(8.7%)	2,045	(12.0%)	6,457	(9.8%)
National long distance minutes	2,193	(6.5%)	2,150	(6.9%)	4,343	(6.7%)	2,128	(6.6%)	6,471	(6.7%)	2,049	(8.0%)	8,520	(7.0%)	2,002	(8.7%)	1,975	(8.1%)	3,977	(8.4%)	1,890	(11.2%)	5,868	(9.3%)
Fixed to mobile minutes	1,041	7.3%	1,058	7.5%	2,099	7.4%	1,070	8.1%	3,169	7.6%	1,057	5.8%	4,226	7.1%	1,096	5.3%	1,110	4.9%	2,206	5.1%	1,075	0.5%	3,281	3.5%
International direct minutes	165	(13.4%)	173	(11.9%)	338	(12.7%)	161	(10.7%)	499	(12.0%)	152	(11.8%)	651	(12.0%)	149	(9.8%)	155	(10.2%)	304	(10.1%)	141	(12.4%)	445	(10.8%)
ISDN access (basic lines equivalents) (thousands)	1,210	(1.2%)	1,224	2.9%	1,224	2.8%	1,250	4.2%	1,250	4.2%	1,288	6.2%	1,288	6.2%	1,305	7.8%	1,318	7.7%	1,318	7.7%	1,329	6.3%	1,329	6.3%
Pay TV bundling	177	N/M	208	N/M	208	N/M	231	N/M	231	N/M	258	103.1%	258	103.1%	289	63.1%	309	48.6%	309	48.6%	325	40.7%	325	40.7%

Footnotes:

(i)	Fiscal 2004/2005 and its comparative year exclude Trading Post, Kaz Group, PSInet Group, Damovo and Universal Fiscal 2003/2004 and its comparative year exclude Trading Post and asset sales.

(ii)	All percentages relate to growth on prior corresponding period.

(iii)	Mobile Services in Operation(SIOs) are net of deactivated prepaid customers who were outside the recharge only period and reflects recent changes in deactivation policy in Q4 2003/2004.

(iv)	Statistical data is represented in millions unless otherwise stated.

(v)	Retail basic access lines in service have been restated to exclude between 105,000 and 84,000 incontact services. The current period has anexclusion of 85,000 incontact services .

(vi)	Broadband subscriber numbers for 03/04 and 04/05 have been restated to include up to 5000 business subscribers previously overlooked in error.

(vii)	SMS numbers have been restated for 02/03, 03/04 and 04/05 to include up to 20 million messages per quarter of business access manager and online sms previously excluded in error.

Telstra Corporation Limited (ABN 033 051 775 556) Normalisation Schedule Year Ended 31 March 2005

This schedule details the adjustments made to the reported results for the nine months ending 31 March 2005 and 2004 to arrive at the underlying business performance.

$m
		Asset /									Asset /				Reported	Underlying
	March 04/05	Investment					Universal	Total	March 04/05	March 03/04	Investment		Total	March 03/04	Growth	Growth	Underlying
Fixed to mobile	Reported	Sales	Trading Post	KAZ	PSINet	Damovo	Publishing	Adjust.	Underlying	Reported	Sales	Trading Post	Adjust.	Underlying	%	%	M/ment
Mobiles
Mobile services	2,814							0	2,814	2,594			0	2,594	8.5%	8.5%	220
Mobile handsets	283							0	283	265			0	265	6.8%	6.8%	18

Total Mobiles	3,097							0	3,097	2,859			0	2,859	8.3%	8.3%	238
Internet and IP solutions	975							0	975	724			0	724	34.7%	34.7%	251
PSTN Products
Basic access	2,531							0	2,531	2,405			0	2,405	5.2%	5.2%	126
Local calls	991							0	991	1,148			0	1,148	(13.7%)	(13.7%)	(157)
PSTN value added services	188							0	188	196			0	196	(4.1%)	(4.1%)	(8)
National long distance calls	771							0	771	856			0	856	(9.9%)	(9.9%)	(85)
Fixed to mobile	1,184							0	1,184	1,206			0	1,206	(1.8%)	(1.8%)	(22)
International direct	180							0	180	204			0	204	(11.8%)	(11.8%)	(24)

Total PSTN	5,845							0	5,845	6,015			0	6,015	(2.8%)	(2.8%)	(170)
Specialised Data	729							0	729	774			0	774	(5.8%)	(5.8%)	(45)
ISDN (Access and calls)	671							0	671	701			0	701	(4.3%)	(4.3%)	(30)
Advertising and Directories	1,202		(113)				(8)	(121)	1,081	1,006		(8)	(8)	998	19.5%	8.3%	83
Intercarrier services	852							0	852	829			0	829	2.8%	2.8%	23
Solutions management	679			(272)		(8)		(280)	399	364			0	364	86.5%	9.6%	35
HK CSL	559							0	559	544			0	544	2.8%	2.8%	15
Telstra Clear	462							0	462	427			0	427	8.2%	8.2%	35
Offshore Revenue	184				(51)			(51)	133	85			0	85	116.5%	56.5%	48
Inbound calling products	341							0	341	357			0	357	(4.5%)	(4.5%)	(16)
PayTV	192							0	192	106			0	106	81.1%	81.1%	86
Customer premises equipment	167					(39)		(39)	128	138			0	138	21.0%	(7.2%)	(10)
Payphones	92							0	92	108			0	108	(14.8%)	(14.8%)	(16)
Other sales & service	568			(2)	0	0		(2)	566	433			0	433	31.2%	30.7%	133

Sales revenue	16,615	0	(113)	(273)	(51)	(48)	(8)	(493)	16,122	15,470	0	(8)	(8)	15,462	7.4%	4.3%	660
Other revenue	288	(168)	0	0	0	0	0	(168)	120	486	(276)	0	(276)	210	(40.7%)	(42.9%)	(90)

Total revenue	16,903	(168)	(113)	(273)	(51)	(48)	(8)	(661)	16,242	15,956	(276)	(8)	(284)	15,672	5.9%	3.6%	570

Telstra Corporation Limited (ABN 033 051 775 556) Product reconciliation to align comparative figures with the reported format Nine Months Ended 31 March 2005

	Reported
	previously	Reported
	released	New Hierarchy
	Mar-04	Mar-04	Movement		Amount		Amount
	$m	$m	$m	Included	$m	Excluded	$m

Mobile services	2,583	2,594	11

Mobile handsets	265	265	—

Total Mobiles	2,848	2,859	11	CDMA Wholesale Domestic Resale	11

Internet and IP solutions	713	724	11	Wholesale Access Other (incl HDSL)	10

				Wholesale Internet and Data Other	1

PSTN products

Basic access	2,405	2,405	—

Local calls	1,148	1,148	—

PSTN value added services	196	196	—

National long distance calls	856	856	—

Fixed to mobile	1,206	1,206	—

International direct	204	204	—

Total PSTN products	6,015	6,015	—

Specialised Data	762	774	12	Wholesale ATM	12

ISDN Products	698	701	3			Microlink Rental Semi Permanent Circuits	(3)

Advertising and Directories	1,014	1,006	(8)			Yellow Pages Direct	8

Intercarrier services	863	829	(34)			Wholesale ATM	12

						CDMA Wholesale Domestic Resale	11

						Wholesale Access Other (incl HDSL)	10

						Wholesale Internet and Data Other	1

Solutions management	350	364	14	eBusiness Solutions	14

Hong Kong CSL	544	544	—

TelstraClear	427	427	—

Various controlled entities (excluding HK CSL & TClear)	134	—	(134)			Offshore services revenue	85

						HFC Cable TV	35

						eBusiness Solutions	14

Offshore services revenue	—	85	85	Offshore services revenue	85

Inbound calling products	357	357	—

Pay TV bundling	—	106	106	Pay TV Bundling	106

Customer premises equipment	138	138	—

Payphones	108	108	—

Other sales & service	499	433	(66)	Microlink Rental Semi Permanent Circuits	(3)	Pay TV Bundling	106

				HFC Cable TV	35

				Yellow Pages Direct	8

Sales revenue	15,470	15,470	—		279		279

Other revenue	486	486	(0)

Total revenue	15,956	15,956	(0)		279		279

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration

Name: Douglas Gration
Title: Company Secretary

Date: 20 April 2005